FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of
JUNE 2004

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim

67082 Strasbourg Cedex

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                  ).

Enclosure:     Press release dated June 8th, 2004: Transgene Presents Data on MVA-MUC1-IL2 cancer vaccine at ASCO and ASGT Annual Meetings

CONTACT:
Transgene	Cohn & Wolfe	Image 7
Patrick Squiban	Michael Long	Estelle Guillot-Tantay / Laurence Heilbronn
VP, Medical & Regulatory Affairs + 33 (0) 3 88 27 91 73	+ 1 (212) 798 9775	+ 33 (0) 1 53 70 74 93 + 33 (0) 1 53 70 74 64

Transgene Presents Data on MVA-MUC1-IL2 cancer vaccine at ASCO and ASGT Annual Meetings

Strasbourg, France, June 8, 2004 – Transgene (Nasdaq: TRGNY; Euronext: FR0005175080) announced today the presentation of updated interim results of ongoing Phase II clinical trials with its MVA-Muc1-IL2 therapeutic cancer vaccine candidate in lung and prostate cancers. Data from the ongoing phase II trial in lung cancer were presented on Monday, June 7 at the 2004 American Society of Clinical Oncology (ASCO) Annual Meeting in New Orleans, Louisiana.  Data from the ongoing phase II trial in prostate cancer were presented on June 4 at the 7th Annual Meeting of the American Society of Gene Therapy (ASGT) in Minneapolis, Minnesota.

“We were very pleased to have the opportunity to present these results at such renowned events as the ASGT and ASCO Annual Meetings,” said Jean-Francois Carmier, Chief Executive Officer of Transgene.  “We are excited to share these results with leaders in both the fields of cancer and gene therapy.”

Non-small-cell lung cancer

The current phase II trial is evaluating the efficacy of subcutaneous injections of MVA-Muc1-IL2 at a dose of 108 pfu in association with a cisplatin/vinorelbine-based chemotherapy in patients with advanced or metastatic non-small-cell lung cancer (stage IIIB or IV).

A classical two-stage design is being used to evaluate the tumor response rates and assess whether the treatment has sufficient activity against the disease to warrant further development. The statistical hypothesis reflecting the chosen lower and upper target response rates to be reached (20 and 40 percent, respectively) requires at least five responses out of 18 patients in the first stage, in order to proceed to the second stage, and 11 responses out of 33 patients at the end of the second stage. Enrollment is now complete.

The following responses were observed in the first 18 patients who received upfront the combination of MVA-Muc1-IL2 with chemotherapy and have been evaluated for response (stage 1 of the study):

•      seven patients have responded to the treatment according to the RECIST criteria (partial responses, of which five have been validated to date in central review); and

•      five patients had their disease stabilized for more than twelve weeks.

   /

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tél : + 33 03 88 27 91 00  Fax : + 33 03 88 27 91 11

www.transgene.fr

Together, these results indicate that 12 out of 18 patients have benefited from the combination of MVA-Muc1-IL2 vaccination with chemotherapy. In the sub-group of metastatic disease (14 patients with stage IV), 11 patients (79%) showed clinical benefit (partial and stable diseases). Results from the ongoing stage 2 of the study are expected in the coming months.

Prostate cancer

The prostate cancer trial is evaluating MVA-Muc1-IL2 in patients who have had primary local treatment by surgery or radiation and subsequently had progressive elevation of their PSA (Prostate Specific Antigen) level without documented evidence of metastatic disease, which suggests residual or recurrent prostate cancer. There is increasing interest, as suggested by various publications and meetings, to propose new treatments at this stage of rising PSA.

The trial is taking place in the United States as a Phase II multi-center, randomized, open label trial to assess the clinical and biological effects of two different vaccination schedules. The patients in the first arm receive a weekly 108 pfu injection of MVA-Muc1-IL2 for six weeks and thereafter every three weeks. Patients in the second arm receive the same treatment every three weeks.

To date, 30 patients have been included and PSA data is available for 29 of them to allow calculation of the change in the PSA doubling-time (PSA-DT) induced by the vaccination. PSA-DT increased three-fold in patients receiving the weekly injections and almost two-fold in patients receiving the three-week schedule. Using a model-based analysis of the patient population, these changes in the PSA-DT are highly significant with p<0.0001 and p=0.0003 for patients receiving the weekly and three-week schedules, respectively. This is evidence that the vaccination with MVA-MUC1-IL2 is biologically active and may decelerate the progression of the disease.  Enrollment in the study is on-going and Transgene plans to extend the study to additional centers.

Good tolerance and safety of MVA-Muc1-IL2 were observed in both studies.

About MVA-Muc1-IL2 cancer vaccine

Transgene’s MVA-Muc1-IL2 uses the Modified Vaccinia Ankara virus vector, a highly attenuated poxvirus that combines distinguishing advantages for an optimized systemic vaccination.

•      MVA is a highly attenuated strain which has been tested extensively in humans as a smallpox vaccine and is known to strongly stimulate the immune response to antigens.

•      Muc1 is a major tumor-associated antigen that provides a viable target for vaccination.

•      MVA-Muc1-IL2 expresses the entire Muc1 gene sequence and has the potential to generate an immune response to all antigenic epitopes of Muc1.

•      The sequence coding for the cytokine Interleukin 2 (IL2) is included to help stimulate specific T-cell response.

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II and one that has completed Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenovirus and poxvirus.

This press release contains forward-looking statements, including statements regarding the efficiency and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions, including Transgene’s expectations related to progress in the clinical trials and Transgene’s belief as to the potential of MVA-Muc1-IL2 as a cancer treatment.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene’s clinical trials may not produce results sufficient to justify further product development, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, Transgene may not be able to successfully enforce the intellectual property rights in all jurisdictions relating to its product candidates and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date	June 8th, 2004	Transgene S.A.

	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer